Manuel Garciadiaz 212 450 6095 manuel.garciadiaz@DPW.COM	450 LEXINGTON AVENUE NEW YORK, N.Y. 10017 212 450 4000 FAX 212 450 3800	Menlo Park Washington, D.C. London Paris Frankfurt Madrid Tokyo Beijing Hong Kong

March 30, 2009

BY EDGAR AND FACSIMILE

Re:	Cosan Limited Form 20-F for Fiscal Year Ended April 30, 2008 File No. 1-33659

Mr. Norman Gholson
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010
Fax: (202) 772-9368

Dear Mr. Gholson:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated March 11, 2009 (the “Comment Letter”) regarding the above-referenced filing on Form 20-F (the “Form 20-F”) of Cosan Limited (the “Company”). Set forth below are the responses of the Company to the Staff’s comments numbered as set forth in the Comment Letter.

SEC Comment No. 1.

Exhibits, page 113

We note your response to our prior comment 6. With regard to any material contracts that have not been filed, please file such documents promptly as exhibits to a Form 6-K or as exhibits to an amendment to your Form 20-F for the fiscal year ended April 30, 2008.

Mr. Norman Gholson	2	March 30, 2009
Securities and Exchange Commission

Response to Comment No. 1.

The Company notes the comment and will file the agreement with ExxonMobil International Holding B.V. as an exhibit to a current report on Form 6-K in response to the Staff’s comment.

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If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 212-450-6095.

Very truly yours, /s/ Manuel Garciadiaz

cc:	Marcelo Eduardo Martins (CFO, Cosan Limited)

COSAN LIMITED

COMPANY STATEMENT

On behalf of Cosan Ltd., a Bermuda exempted company (the “Company”), the undersigned hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in its annual report filed on Form 20-F for the fiscal year ended April 30, 2008 (the “filing”);

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           IN WITNESS WHEREOF, the undersigned has executed this acknowledgement of the Company on this 30th day of March, 2009.

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
	Name:	Marcelo Eduardo Martins
	Title:	Chief Financial Officer